UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 12, 2021

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Refinance Note

Landa App 2 LLC (the “Company”) previously filed a Current Report on Form 1-U with the Securities and Exchange Commission on December 12, 2021 (“Prior Form 1-U”), regarding those certain commercial promissory notes (each a “Refinance Note” and collectively, the “Refinance Notes”) that each series (each a “Series,” and collectively the “Series”) of the Company set forth on the cover page of this report issued to LendingOne LLC (the “Lender”).

The Company recently discovered an error regarding the principal amount of certain of the Refinance Notes reported in its Prior Form 1-U due to the Lender applying the incorrect loan amount to certain of the Series as set forth in the table below.

Series	Disclosed Principal Amount of Refinance Note	Actual Principal Amount of Refinance Note
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$132,080	$157,500
Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC	$157,500	$132,080
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$108,750	$122,500
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$122,500	$108,750
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	$116,250	$122,250
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$122,250	$116,250

To correct this error, Landa Holdings, Inc., as the manager to each Series (the “Manager”) is taking the following actions, which will put each Series in the same position, with respect to the Refinance Notes, that was previously expected and disclosed:

●	With respect to Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC, Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC and Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC, since each Series recorded a Refinance Note with an actual principal amount that is higher than the disclosed principal amount, the Manager will pay such difference in the principal amount for each Refinance Note directly to the Lender and none of the Series will be liable for such amount.

●	With respect to Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC, Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC and Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC, since each Series recorded a Refinance Note with an actual principal amount that is less than the disclosed principal amount, the Lender has agreed to refinance each existing Refinance Note and enter into a new commercial promissory note with each Series in the principal amount equal to the disclosed principal amount set forth above. The Company will refile the new commercial promissory notes under a Current Report under Form 1-U once such notes are available.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2022	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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